SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Robomatix Technologies Ltd. Announces Financial Results for the Nine Months
Ended September 30, 2003 and Substantial Growing Sales of eLady in 2003

        TEL AVIV, Israel, January 28, 2004 /PRNewswire/ — Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF.OB), a holding company, announced today its financial results for the third quarter of year 2003 and for the nine months ended September 30, 2003. As used herein, “Robomatix” or “Company” refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.

Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing through contractors, marketing and sale of first aid kits primarily for the automotive industry. Additionally, Robomatix holds direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology and also holds minority interests in two Israeli insurance companies.

Robomatix also holds indirect interests, of approximately 18%, in eLady Ltd., a Japanese company which trades in second hand luxury brand goods for women, mostly through an Internet commerce portal, www.elady.com. Based on non-audited figures provided by the management of eLday the company has experienced substantial growth of its sales during the year 2003 totaling approximately $2.3 million compared to $1.2 million in the year 2002 and significant growth in its gross profit. The growth in sales at a rate of approximately 100% is a result of the entering into new business activities. The Company’s investment in eLady is represented in the financial statements based on the cost method.

During the first six months of 2003 Robomatix held approximately 45% of Edco Technologies Ltd. such holdings were sold at the end of the second quarter of 2003.

Sales for the third quarter of 2003 were $2.6 million, compared to sales of $2.7 million in the second quarter of 2003 and $1.6 million in the third quarter of 2002. Gross margins for the third quarter of 2003 were 23%, compared to 21.7% for the second quarter of 2003 and 26.3% for the third quarter of 2002.

Selling, general and administrative expenses in the third quarter of 2003 increased to $0.63 million from $0.6 million in the third quarter of 2002.

The Company reported a net income for the third quarter of 2003 of $0.025 million, or $0.0 per share. This compares to a net profit of $1.6 million, or $0.12 per share in the second quarter of 2003, and a net loss of $(0.16) million, or $(0.01) per share, for the third quarter of 2002.

Sales for the first nine months of 2003 were $10 million, compared to sales of $6.8 million for the first nine months of 2002. Gross margins were 22.3% for the first nine months of 2003, and 22.6% for the first nine months of 2002.

Selling, general and administrative expenses in the first nine months of 2003 increased to $2.1 million from $1.6 million in the first nine months of 2002. The Company reported a net income for the first nine months of 2003 of $1.2 million, or $0.09 per share, compared to a net loss of $(0.13) million, or $(0.01) per share in the first nine months of 2002.

      Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,”“expects,” “intends,” “estimates,” “anticipates”and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.
Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,		December 31,
	2003	2002	2002
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,287	$269	$381
Marketable securities	204	264	135
Trade receivables (net of allowance for doubtful	2,372	1,544	1,656
accounts of $ 77 and $ 61 at September 30, 2003 and
December 31, 2002, respectively)
Other accounts receivable and prepaid expenses	862	201	356
Inventories	3,478	2,007	2,762

Total current assets	8,203	4,285	5,290

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables	75	-	172
Investment in other companies	4,741	2,640	2,640

	4,816	2,640	2,812

PROPERTY AND EQUIPMENT, NET	104	3,567	3,740

DEFERRED TAXES	2,693	2,598	2,572

Total assets	$15,816	$13,090	$14,414

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,		December 31,
	2003	2002	2002
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$2,272	$186	$1,004
Current maturities of long-term loan	429	592	444
Trade payables	1,358	1,044	784
Other accounts payable and accrued expenses	1,663	1,659	1,590

Total current liabilities	5,722	3,481	3,822

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	2,282	3,840	4,489
Accrued severance pay	611	527	553

	2,893	4,367	5,042

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares at September 30, 2003 and
December 31, 2002; Issued and outstanding: 13,599,626
shares at September 30, 2003 and December 31, 2002	5,649	5,649	5,649
Additional paid-in capital	30,133	29,524	30,133
Accumulated other comprehensive loss	394	(43)	(36)
Accumulated deficit	(28,975)	(29,888)	(30,196)

Total shareholders' equity	7,201	5,242	5,550

Total liabilities and shareholders' equity	$15,816	$13,090	$14,414

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2003	2002	2003	2002	2002
	Unaudited

Sales	$10,026	$6,786	$2,551	$1,641	$8,704

Cost of sales	7,786	5,250	1,964	1,210	6,708

Gross profit	2,240	1,536	587	431	1,996

Sales and marketing expenses	735	469	226	193	655
General and administrative expenses	1,351	1,107	404	409	1,471

Operating income (loss)	154	(40)	(43)	(171)	(130)
Other income, net	1,162	196	136	45	257
Financial income (expenses), net	(431)	(101)	(44)	71	(191)

Income (loss) before taxes on income	885	55	49	(55)	(64)
Taxes on income	145	189	24	106	378

	740	(134)	25	(161)	(442)
Equity in earnings of an affiliate	481	-	-	-	-

Net income (loss)	$1,221	$(134)	$25	$(161)	$(442)

Basic and diluted net earnings
(loss) per share (U.S. dollars)	$0.09	$(0.01)	$-	$(0.01)	$(0.03)

Weighted average number of shares
used in calculating basic and
diluted earnings (loss) per share	13,599,626	13,599,626	13,599,626	13,599,626	13,599,626

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

      Date: February 1, 2004